Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23           A Publicly-Held Company            NIRE 35300010230

MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS

OF DECEMBER 9, 2022

DATE AND TIME: On December 9, 2022, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The majority of the members, with the participation of the Directors as permitted by item 6.7.1. of the Corporate Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The Board members resolved ad referendum the General Stockholders’ Meeting, and based on sub item 6.8, X, of the Bylaws, on the monthly payment of earnings of the 2023 base period to be made as interest on capital, in lieu of the monthly dividend, in the amount of R$0.01765 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.015 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary of the Meeting, drafted this minute, which, after being read and approved by all, were signed. São Paulo (SP), December 9, 2022. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence